Exhibit 12.1
Markel Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes	$746,709	$454,482	$351,460	$310,127	$192,319
Fixed charges	132,927	131,530	125,661	102,031	94,751
Earnings from continuing operations,
as adjusted	$879,636	$586,012	$477,121	$412,158	$287,070

Fixed Charges:
Interest Expense	$118,301	$117,442	$114,004	$92,762	$86,252
Portion of rental expense representative of interest	14,626	14,088	11,657	9,269	8,499
Fixed Charges	$132,927	$131,530	$125,661	$102,031	$94,751

Ratio of Earnings to Fixed Charges	6.6	4.5	3.8	4.0	3.0

Notes: * The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.